EXHIBIT 4.25

                                    CONTRACT


Customer: Galaxy Nutritional Foods, Inc.

Date: September 29, 2004

Term of Contract:  One Year

Contract Begins: October 15, 2004

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The  undersigned,  acting  on behalf of GALAXY  NUTRITIONAL  FOODS,  INC.  ("the customer"), hereby contracts with RJ Falkner & Company, Inc., for a period of at least one year, for the provision of consulting services to include the following:

(1) The preparation of two 6-8 page "Research Profile" reports during the first twelve months of the contract;

(2) Distribution of such reports to over 10,000 investment professionals, including brokers, money managers, mutual funds, analysts, investment newsletter editors and individual investors, along with the exposure of such reports to "online" investors on the Internet via the RJ Falkner & Company, Inc. website (www.rjfalkner.com);

(3) The identification of potential institutional shareholders utilizing sophisticated targeting software, and the introduction of such institutional investors to GALAXY NUTRITIONAL FOODS, INC. via Research Profile reports and direct communication with appropriate analysts and portfolio managers;

(4) Pro-active follow-up with investment professionals and investors, on a continuing basis, by R. Jerry Falkner, CFA, and other members of the research staff of RJ Falkner & Company, Inc., in order to broaden the exposure of, and raise the level of interest in, the Customer's stock within the investment community.

(5) Assistance in the editing of news releases, in order to optimize their effectiveness in conveying the messages desired by management;

(6) Upon request, the handling of all logistics involving the release of news to

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the  financial  media and to the  investment  community,  including  "blast fax"
exposure to brokers and money managers;

(7) Upon request, interfacing with the American Stock Exchange to assure that news releases are distributed in accordance with appropriate regulations, and that the AMEX is notified in advance of pending news releases;

(8) Response to inquiries from brokers, money managers and individual investors, in order to reduce the amount of time that management must spend in this area. This will allow management to focus upon operations and the pursuit of strategic objectives beneficial to the enhancement of shareholder values;

(9)  The  arrangement  and  handling  of  all  logistics  regarding   management
conference calls with the investment community, following the release of quarterly earnings;

(10) Providing Customer with access to detailed information on institutional holdings of GALAXY NUTRITIONAL FOODS, INC. shares via RJ Falkner & Company's software agreement with ZACK'S RESEARCH, an online provider of shareholder targeting services; and

(11) Any other services involving investor relations, upon request (at an hourly payment rate of $150, when appropriate).

A cash retainer fee for these services will be payable at an initial rate of $2,500 per month, in advance. The monthly cash retainer will be increased $500 every two months until it reaches $4,500 in the ninth month of the contract and will remain at $4,500 thereafter. In addition to such monthly retainer, the customer will be invoiced for reimbursement of expenses directly incurred in the provision of these services on a monthly basis. Such expenses will primarily involve publishing, printing and postage costs related to the distribution of "Research Profile" reports and shareholder communiques; telephone calls placed on the customer's behalf; and travel expenses required to visit the customer and/or for trips to visit brokerage firms/investor groups/institutions on behalf of the customer (such trip expenses are pro-rated among several customers). Documentation of these expenses will be provided on each monthly invoice, and the customer agrees to reimburse RJ Falkner & Company, Inc. for such expenses within 30 days following receipt of such invoices. Reimbursable expenses should not exceed $500 per month, except in those months when Research Profile reports are published and distributed by RJ Falkner & Company, Inc.

In addition to the above-described cash compensation, GALAXY NUTRITIONAL FOODS, INC. shall grant to R. Jerry Falkner, as an individual, a 5-year warrant to purchase 50,000 shares of GALAXY NUTRITIONAL FOODS, INC. common stock. The warrant shall be fully vested and immediately exercisable upon issuance and shall have an exercise price equivalent to the "last trade" price reported for GXY common stock as of 4:00 p.m. EDT October 1, 2004 ($1.20 per share). The warrant shall be issued and delivered to Mr. Falkner no later than October 31, 2004.

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Customer  agrees to  register  with the SEC any and all  shares  underlying  any warrant(s) issued to Mr. Falkner whenever any other shares are registered with the SEC or within 24 months after the issuance of such warrant(s), whichever occurs first.

This contract may be canceled by the Customer after twelve months, upon written notice to be received by RJ Falkner & Company within a ten-day period ending October 15, 2005. If RJ Falkner & Company, Inc. is not notified of Customer's intent to terminate the services of RJ Falkner & Company, Inc. by October 15, 2005, services will continue to be provided on a month-to-month basis and either party may cancel the services of RJ Falkner & Company, Inc. upon 60 days' written notice. If Customer chooses to terminate the services of RJ Falkner & Company, Inc. prior to October 15, 2005, Customer hereby agrees to pay RJ Falkner & Company, Inc. all advance retainer fees through October 15, 2005, plus any unreimbursed expenses incurred prior to the notice of termination.

This contract shall be governed in accordance with the laws of the State of Texas. This contract cannot be assigned without the agreement of both parties.

Signed:

/s/ Michael Broll
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Michael Broll
Chief Executive Officer
Galaxy Nutritional Foods, Inc.


/s/ R. Jerry Falkner
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R. Jerry Falkner, CFA
President
RJ Falkner & Company, Inc.

Date:  September 29, 2004
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Note:  Please retain one original  copy of this  contract for your records,  and return one original copy to RJ Falkner & Company, Inc.